Report to Shareholders for the Third Quarter, 2003

www.cibc.com

Report of the Chief Executive Officer

August 20, 2003

Third Quarter Results

CIBC announced net income for the third quarter ended July 31, 2003 of $788 million, or $2.02 per share, diluted, compared with $320 million, or $0.76 per share, diluted, for the previous quarter and net income of $193 million, or $0.41 per share, diluted, for the same period a year ago.

     As announced on July 7, 2003, the third quarter results benefited from the net effect of three items which, taken together, total $387 million, or $1.06 per share, diluted.

•	CIBC reached an agreement with the Canada Customs and Revenue Agency resulting in an income tax recovery of $707 million, including related interest.

•	In keeping with our intention to reduce risk and improve capital efficiency, during the quarter CIBC made the decision to accelerate its non-core corporate loan sale program, resulting in a loss of $88 million, after-tax.

•	CIBC recorded a valuation allowance of $232 million against its U.S. future income tax asset.

     The third quarter results also included a reserve of $60 million, or $44 million after-tax, ($0.12 per share, diluted) in respect of Enron-related matters.

     Net income for the nine months ended July 31, 2003 was $1,553 million, compared with $753 million for the same period in 2002.

Delivering sustainable results

Our message for several quarters has been consistent — our objective is to generate solid sustainable earnings growth. CIBC’s third quarter performance continues a favourable trend that began earlier this year and demonstrates the success of our ongoing efforts to build core businesses, strengthen the balance sheet, adjust business mix and reduce our risk profile.

Business initiatives

We are making good progress on several initiatives:

     First, our business mix continues to shift in favour of Retail and Wealth. Sixty percent of CIBC’s capital now supports these businesses.

     Second, we have undertaken to reduce exposure to large corporate loans. We are well on our way to achieving our target of reducing this portfolio by one-third, which we established in the second quarter of 2002. We expect to meet this objective well ahead of the three-year plan.

     Third, we are reducing expenses. Initiatives now underway are being designed to reduce our cost base over the medium-term, in large part through concerted efforts to re-engineer processes.

     Fourth, we are reducing risk. Gross impaired loans fell in the quarter to $1.89 billion, compared with $2.07 billion at April 30, 2003. Market risk has also been reduced quarter-over-quarter. Total risk-weighted assets again declined, dropping to $121 billion from $123 billion at April 30, 2003. Our capital position remains strong. Our total capital ratio, at 12.2%, is approaching the upper end of our target band, while our Tier 1 capital ratio, the most important measure of our capital strength, is currently at 10.2%, which exceeds our target.

     Finally, we are successfully growing core businesses.

     CIBC Retail Markets continued to introduce solutions to better meet customer financial needs and service requirements. Cards, mortgage and personal loan balances all grew, quarter-over-quarter.

     CIBC’s electronic banking business, President’s Choice Financial (PCF), a co-venture with Loblaw Companies Limited, again recorded growth in customers and funds managed, reaching profitability during the quarter, earlier than forecast.

     CIBC Wealth Management delivered solid results, capitalizing on improving market conditions as trade volume in equities and new issues increased. Our distribution and product strength contributed to success in fee-based programs and mutual fund sales.

     CIBC World Markets continued to make good progress in focusing resources for future growth both in the U.S., as well as in Canada, where it is the market leader in several businesses.

CIBC Third Quarter 2003

Other highlights

CIBC Retail Markets

•	Continuing market strength in mortgages: CIBC continued to consolidate its position in residential mortgages, growing market share to 14.7% during the quarter, the 10th consecutive quarter of growth. This was achieved amidst heightened competition as five-year mortgage rates dropped to the lowest levels since the 1950’s.

•	Growth in President’s Choice Financial (PCF): PCF again recorded growth in customers and funds under management. As in the prior quarter, the number of customers increased by 5%, reaching 1.22 million. Funds under management grew by 6% to $8.3 billion.

•	#1 credit card provider: CIBC’s credit card business in Canada continues to be number one in market share for card purchase volumes and outstanding balances.

•	Putting the customer first: CIBC introduced several customer service innovations during the quarter, including:

▶	CIBC became the first major Canadian bank to enable customers to deposit and withdraw U.S. currency directly to and from their U.S. accounts through its banking machines.

▶	Customers are now able to select telephone and on-line banking passwords during the activation of their Convenience Card at the ABM as part of the account opening process. This feature eliminates the need for separate registration processes.

▶	To allow for a consistent bill payment process across remote customer access points, paperless bill payments at the ABM were introduced.

•	Enhancing our product offer: CIBC introduced its CIBC Bonus Savings Account, which provides a competitive rate of daily interest on balances of $5,000 or more plus bonus interest if, throughout the month, the balance is maintained or increased.

CIBC Wealth Management

•	Growing personal GIC market share: CIBC’s personal GICs experienced three consecutive months of market share growth among the major Canadian banks, supported by enhanced product offers such as the Escalating Rate GIC and Bonus Rate GIC.

•	Growing fee-based programs: Through the successful efforts of our sales distribution networks, CIBC continued to grow its fee-based investment management programs, recording more than $732 million in net sales during the quarter, a 40% increase over the previous quarter. CIBC’s fee-based programs comprise CIBC Personal Portfolio Services, Canada’s largest managed program, CIBC Managed Portfolio Service, our All-In-One Fund solution, Frontiers, our comprehensive discretionary pooled program and Investment Consulting Service, Canada’s second largest segregated investment management service.

•	Leadership in mutual funds net sales: CIBC’s families of mutual funds were number one in the industry in July with $180 million in total net sales reported. These funds include CIBC Mutual Funds, Talvest Funds and the Renaissance Mutual Funds.

CIBC World Markets

•	Leading in new equity issues: Continuing with a strong #1 ranking in the Canadian equity new issue market, CIBC World Markets acted as co-lead manager and joint bookrunner for a $794 million Shoppers Drug Mart secondary offering. In the first three quarters, CIBC World Markets lead managed 75 equity deals; the second ranked firm led 37 deals.

•	On-going success in U.S. Real Estate: CIBC World Markets continues to be a major participant in the U.S. Real Estate origination and securitization market. During the quarter, CIBC co-managed a US$728 million commercial mortgage-backed securitization, our fifth securitization of the fiscal year-to-date.

•	Success in the U.S.: For the first half of 2003, CIBC World Markets was ranked as the #5 Domestic Leveraged Buyout (LBO) Lead Arranger of corporate lending (by volume), and #6 in High Yield new LBO underwriting (by volume). CIBC World Markets completed a US$415 million Note offering for HMP Equity Holdings Corp. (Huntsman), one of the world’s largest global manufacturers of differentiated and commodity chemical products.

Maintaining Best Practices in Governance

CIBC has taken a leadership position in corporate governance. We no longer permit our external auditors to perform non-audit-related services. Also, we were the first Canadian bank, and one of the first Canadian companies, to expense stock options.

     In our ongoing dialogue with shareholders, it became clear that the separation of the roles of Chairman and Chief Executive Officer was increasingly important. The Board took this into account in the context of emerging best practice and, effective August 7, 2003, separated these roles. I will remain as President and Chief Executive Officer and Bill Etherington was appointed non-executive Chairman of the Board.

CIBC Third Quarter 2003

Outlook

Economic signals continue to be mixed. The outlook is still unclear but there are some signs of recovery in business investment and manufacturing activity in North America. Job markets and consumer confidence however, remain fragile. While there is no doubt that improved economic conditions will benefit CIBC, our objective remains to deliver satisfactory results throughout the business cycle.

     CIBC’s past three quarters of solid performance are a result of the hard work and commitment of our employees. We have the right initiatives in place to grow our business and reduce risk. We are pleased with the headway we have made this year and anticipate continued progress as we remain focused on building sustainable value for all of our stakeholders.

John S. Hunkin
President and Chief Executive Officer

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements which are made pursuant to the ’safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward—looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2003 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates including pending developments in Canadian laws regulating financial institutions and US regulatory changes affecting foreign companies listed on a US exchange; the effect of applying future accounting changes, such as FIN 46; political conditions and developments; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuation; currency value fluctuation; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; the impact of the events of September 11, 2001; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this report.

CIBC Third Quarter 2003

Third Quarter Financial Highlights

		As at or for the three months ended			As at or for the nine months ended

		2003	2003	2002	2003	2002
	Unaudited	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

	COMMON SHARE INFORMATION
Per share	– basic earnings	$2.04	$0.76	$0.41	$3.91	$1.76
	– diluted earnings	2.02	0.76	0.41	3.89	1.75
	– dividends	0.41	0.41	0.41	1.23	1.19
	– book value	28.42	26.77	26.44	28.42	26.44
Share price	– high	55.42	49.45	54.50	55.42	57.70
	– low	46.27	41.05	38.75	39.50	38.75
	– closing	54.52	47.80	45.10	54.52	45.10
	Shares outstanding (thousands)
	– average basic	360,270	359,506	358,961	359,637	361,057
	– average diluted	362,891	361,430	361,374	361,577	364,243
	– end of period	360,921	359,813	359,049	360,921	359,049
	Market capitalization ($ millions)	$19,677	$17,199	$16,193	$19,677	$16,193

	VALUE MEASURES
	Price to earnings multiple (12 month trailing)	15.5	25.3	19.5	15.5	19.5
	Dividend yield (based on closing share price)	3.0%	3.5%	3.6%	3.0%	3.5%
	Dividend payout ratio	19.9%	53.9%	99.1%	31.3%	67.5%
	Market value to book value ratio	1.92	1.79	1.71	1.92	1.71

	FINANCIAL RESULTS ($ millions)
	Total revenue	$2,866	$2,734	$2,534	$8,679	$8,550
	Total revenue (TEB)(1)	2,901	2,765	2,562	8,773	8,630
	Provision for credit losses	425	248	290	1,012	1,220
	Non-interest expenses	1,952	2,045	1,982	6,090	6,456
	Net income	788	320	193	1,553	753

	FINANCIAL MEASURES
	Efficiency ratio	68.1%	74.8%	78.2%	70.2%	75.5%
	Efficiency ratio (TEB)(1)	67.3%	73.9%	77.4%	69.4%	74.8%
	Return on common equity	29.9%	11.9%	6.2%	19.8%	8.9%
	Retail/wholesale ratio(2)	60%/40%	58%/42%	50%/50%	60%/40%	50%/50%
	Net interest margin	2.06%	1.97%	1.78%	1.98%	1.88%
	Net interest margin (TEB)(1)	2.11%	2.01%	1.82%	2.02%	1.92%
	Net interest margin on average interest-earning assets(3)	2.49%	2.37%	2.08%	2.37%	2.20%
	Net interest margin on average interest-earning assets (TEB)(1)(3)	2.55%	2.42%	2.12%	2.43%	2.24%
	Return on average assets	1.09%	0.46%	0.26%	0.72%	0.35%
	Return on average interest-earning assets(3)	1.32%	0.56%	0.30%	0.87%	0.41%
	Regular workforce headcount	37,076	37,897	44,543 (4)	37,076	44,543 (4)

	ON- AND OFF-BALANCE SHEET INFORMATION ($ millions)
	Cash resources and securities	$83,678	$79,349	$97,627	$83,678	$97,627
	Loans and acceptances	160,981	159,609	168,524	160,981	168,524
	Total assets	283,254	279,837	304,660	283,254	304,660
	Deposits	198,092	192,986	214,570	198,092	214,570
	Common shareholders’ equity	10,257	9,632	9,491	10,257	9,491
	Average assets	285,829	284,432	294,975	286,670	290,602
	Average interest-earning assets(3)	236,516	236,411	252,915	238,904	248,117
	Average common shareholders’ equity	9,835	9,386	9,525	9,559	9,593
	Assets under administration	688,600	697,000	750,900	688,600	750,900

	BALANCE SHEET QUALITY MEASURES
	Common equity to risk-weighted assets	8.5%	7.8%	7.2%	8.5%	7.2%
	Risk-weighted assets ($ billions)	$120.6	$123.2	$131.9	$120.6	$131.9
	Tier 1 capital ratio	10.2%	9.3%	8.8%	10.2%	8.8%
	Total capital ratio	12.2%	11.7%	11.9%	12.2%	11.9%
	Net impaired loans after general allowance(5)(6) ($ millions)	$(587)	$(329)	$(260)	$(587)	$(260)
	Net impaired loans to related assets(6)	(0.36)%	(0.21)%	(0.15)%	(0.36)%	(0.15)%

(1)	Management reviews net interest income included in total revenue and certain other financial measures on a taxable equivalent basis (TEB), as explained in the Performance measurement section of this report. The TEB adjustments are set out in the first table in the Consolidated Overview section of this report.
(2)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio is determined by the amount of capital attributed to the businesses.
(3)	During the first quarter of 2003, average interest-earning assets were redefined to include only interest-bearing deposits with banks, securities and loans. Prior period information has been restated.
(4)	Restated to conform with the presentation used in the fourth quarter of 2002.
(5)	The general allowance was $1,250 million as at July 31, 2003, April 30, 2003 and July 31, 2002.
(6)	Net impaired loans and related assets include loans, acceptances, loan substitute securities and loans held for sale.

CIBC Third Quarter 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Overview

Results

CIBC’s net income was $788 million for the quarter, up $595 million from the third quarter of 2002 and up $468 million from the prior quarter. Net income for the nine months ended July 31, 2003 was $1,553 million, up $800 million from the same period in 2002. Net income for the quarter benefited from the net effect of $387 million relating to recovery and interest on overpayment of income taxes, loss on loans held for sale and a valuation allowance relating to the U.S. future income tax asset. These items are discussed in more detail later in this report.

     Earnings per share (EPS), diluted, and return on equity (ROE) were $2.02 and 29.9%, respectively, for the quarter, compared with $0.41 and 6.2% for the third quarter of 2002 and $0.76 and 11.9% for the prior quarter. EPS, diluted, and ROE for the nine months ended July 31, 2003 were $3.89 and 19.8%, respectively, compared with $1.75 and 8.9% for the same period in 2002.

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net interest income (TEB)(1)	$1,517	$1,395	$1,353	$4,338	$4,164
TEB adjustment	35	31	28	94	80

Net interest income	1,482	1,364	1,325	4,244	4,084
Non-interest income	1,384	1,370	1,209	4,435	4,466

Total revenue	2,866	2,734	2,534	8,679	8,550
Provision for credit losses	425	248	290	1,012	1,220
Non-interest expenses	1,952	2,045	1,982	6,090	6,456

Income before taxes and non-controlling interests	489	441	262	1,577	874
Income taxes and non-controlling interests	(299)	121	69	24	121

Net income	$788	$320	$193	$1,553	$753

(1)	Management reviews net interest income on a taxable equivalent basis (TEB), as explained in the Performance measurement section.

The following table contains items included in net income that are, in management’s opinion, unusual in nature.

Unusual items (after-tax)

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Recovery and interest on overpayment of income taxes	$707	$—	$—	$707	$—
Valuation allowance relating to U.S. future income tax asset	(232)	—	—	(232)	—
Loss on loans held for sale	(88)	—	—	(88)	—
Restructuring charge	5	—	—	5	—
Write-down relating to Air Canada contract	—	(81)	—	(81)	—
Gain on sale of corporate assets	—	—	10	28	10
Business interruption insurance recovery	—	—	—	11	—
Events of September 11, 2001	—	—	(12)	—	(12)
Merrill Lynch integration costs	(5)	(5)	(27)	(16)	(99)

	$387	$(86)	$(29)	$334	$(101)

Revenue

Net interest income

Net interest income was up $157 million from the third quarter of 2002, primarily due to interest on overpayment of income tax, volume growth and improved spreads in personal banking, and volume growth in small business banking, mortgages and cards. These increases were partially offset by lower West Indies revenue as a result of the change to equity accounting, following the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC (the West Indies combination) in October 2002. Net interest income was up $118 million from the prior quarter, primarily due to interest on overpayment of income tax, volume growth in mortgages, and the effect of three more days in the quarter, partially offset by a decline in spreads in cards.

     Net interest income for the nine months ended July 31, 2003 was up $160 million, primarily due to interest on overpayment of income tax, volume growth and improved spreads in personal banking and President’s Choice Financial, volume growth in small business banking, cards and mortgages, and improved spreads in GIC revenue, partially offset by lower West Indies revenue due to the West Indies combination and lower trading revenue.

Non-interest income

Non-interest income was up $175 million from the third quarter of 2002, primarily due to lower merchant banking write-downs and higher trading revenue, partially offset by the loss of ongoing revenue resulting from the sale of the Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) in January

CIBC Third Quarter 2003

2003. Non-interest income was up $14 million from the prior quarter, mainly due to higher fees from underwriting and advisory, and lower merchant banking write-downs, partially offset by lower trading revenue.

     Non-interest income for the nine months ended July 31, 2003 was down $31 million from the same period in 2002, due to the net impact of the Oppenheimer sale and lower merchant banking net revenue, partially offset by higher trading revenue and revenue from acquired businesses.

Provision for credit losses

Provision for credit losses for the quarter was $425 million, up $135 million from the third quarter of 2002 and up $177 million from the prior quarter, primarily due to the provision for credit losses of $135 million for loans held for sale, as discussed in the Management of credit risk section. Provision for credit losses for the nine months ended July 31, 2003 was $1,012 million ($877 million, excluding the provision for credit losses relating to loans held for sale), down $208 million ($343 million, excluding the provision for credit losses relating to loans held for sale) from the same period in 2002.

Non-interest expenses

CIBC’s non-interest expenses were down $30 million from the third quarter of 2002, primarily due to the combined effect of the winding down of the U.S. electronic banking operations, the West Indies combination, and lower Merrill Lynch integration costs. These decreases were partially offset by the $60 million reserve related to the matters involving CIBC’s dealings with Enron (the Enron reserve, as discussed in the Enron section) and higher technology costs. Non-interest expenses were down $93 million from the prior quarter, which included a write-down of $128 million relating to Air Canada (as discussed in the Air Canada contract section), primarily due to lower revenue-related compensation, partially offset by the Enron reserve.

     Non-interest expenses for the nine months ended July 31, 2003 were down $366 million from the same period in 2002, primarily due to the reasons non-interest expenses were down from the third quarter of 2002, and as a result of the Oppenheimer sale, partially offset by the write-down related to Air Canada.

Taxes

During the quarter, CIBC reached an agreement with the Canada Customs and Revenue Agency (CCRA) resulting in the recognition of a recovery of $689 million in income taxes. CIBC had previously recognized Canadian tax expense against certain earnings, as there was significant uncertainty as to how the transactions would be assessed by CCRA. CCRA has now determined that a portion of these earnings is not subject to Canadian income tax. The agreement and related reassessments cover the 1996 to 2000 taxation years, and largely relate to foreign-based transactions that occurred during and after 1999.

     In addition, CIBC recorded a $232 million income tax expense for a valuation allowance relating to the net future income tax asset from the U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. For more detail, refer to page 23 of the 2002 Annual Report. During the quarter, CIBC undertook a review of the future income tax asset, and primarily as a result of the acceleration of CIBC’s loan sale program, a reduction in the U.S. investment securities portfolio, and reduced interest income resulting from a prolonged period of lower interest rates, concluded that it was appropriate to establish the valuation allowance.

     Primarily as a result of the foregoing, income tax expense was down $354 million from the third quarter of 2002 and down $422 million from the prior quarter, partially offset by income tax on higher earnings.

     Income tax expense for the nine months ended July 31, 2003 was down $77 million from the same period in 2002 due to the reasons noted above.

     CIBC’s effective tax rate was (61.3)% for the quarter (32.1%, excluding the net impact of the recovery on the overpayment of income taxes and the valuation allowance relating to the future income tax asset) compared with 20.6% for the third quarter of 2002 and 27.7% for the prior quarter. CIBC’s effective tax rate for the nine months ended July 31, 2003 was 1.4% (30.4%, excluding the net impact of the two items noted above) compared with 11.3% for the same period in 2002.

Enron

CIBC and certain of its affiliates are named as defendants in various Enron-related actions in the U.S. CIBC believes these lawsuits are without merit and intends to defend each of these actions vigorously. CIBC continues to cooperate fully with the regulatory and governmental authorities investigating certain transactions and business relationships with Enron. CIBC reserved $60 million towards these Enron-related matters in the quarter.

Dispositions

In December 2002, CIBC signed an agreement with Fahnestock Viner Holdings Inc. (Fahnestock) to sell its Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale). The sale was substantially completed in early January 2003. CIBC recognized a net pre-tax gain of $52 million in other non-interest income. As part of the transaction, certain client assets related to the asset management business were transferred to Fahnestock at a later date. The transfer was completed during the quarter. For further details, refer to Note 2 to the interim consolidated financial statements.

CIBC Third Quarter 2003

Air Canada contract

In 1999, CIBC made a payment of $200 million plus applicable taxes to Air Canada to extend the Aerogold Visa contract and thereby continue to obtain certain exclusive rights to purchase Aeroplan miles at a preset price per mile for the period 2002 to 2009. The payment was deferred and amortized over the life of the contract.

     During the prior quarter, subsequent to Air Canada filing for protection under the Companies’ Creditors Arrangement Act (CCAA) on April 1, 2003, CIBC and Air Canada reached an agreement to replace the existing contract with a new contract, subject to Court approval in the CCAA proceedings and the fulfillment of certain other conditions. On May 1, 2003, the Court adjourned a motion to approve the new CIBC contract and financing, and instructed the Court appointed monitor to conduct a bidding process in respect of the contract while maintaining the confidentiality of the CIBC proposal. Following this process, on May 14, 2003, the Court approved CIBC’s new contract with certain amendments. Under the terms of the new contract, CIBC’s Aeroplan relationship is extended to 2013 and CIBC is required to pay an extra 24 percent for each Aeroplan mile purchased. In addition, CIBC and Air Canada agreed that exclusivity be relaxed to permit a card provider, which has been approved by CIBC, to purchase Aeroplan miles in connection with charge cards subject to restrictions approved by CIBC. Further, CIBC, as an unsecured creditor under the CCAA proceedings, is entitled to submit a claim to recover the contractual termination payment of approximately $209 million in relation to the payment made in 1999. As a result, CIBC recorded a $128 million pre-tax ($81 million after-tax) charge, included in other non-interest expenses, in the prior quarter to write-down the deferred asset relating to the original contract net of management’s expected recovery on the contractual termination payment. The future financial impact of the higher cost per Aeroplan mile together with the absence of the amortization of the original deferred asset is expected to be less than 10 cents per share per annum.

     In conjunction with the new contract, CIBC also provided Air Canada with a secured credit facility of $350 million during the quarter. The principal shall be repaid through the sale of Aeroplan miles and shall be repaid in full no later than October 1, 2004. This loan is recognized as an asset and will be reduced as CIBC acquires Aeroplan miles.

New York premises

Although CIBC has not made a final decision regarding its new building being constructed at 300 Madison Avenue, it is expected that CIBC will occupy less space than originally planned. This is primarily due to the sale of the Oppenheimer businesses and the decision, made after the events of September 11, 2001, not to have all New York-based employees located in one building. The new building is expected to be ready for occupancy in 2004. The financial impact on CIBC will depend on the ultimate premises decision, which is expected to be made within the next twelve months. The losses will be recorded when incurred and are currently estimated not to exceed approximately $50 million, although given the uncertainties in the real estate market and the timing of the decision, the ultimate financial impact is not determinable at this time.

Restructuring

In the fourth quarter of 2002, CIBC recorded a restructuring charge of $366 million relating to closing the U.S. electronic banking operations and an additional $142 million relating to restructuring initiatives in other businesses. Significant actions taken during the first nine months of 2003 include settlement of contracts with major U.S. electronic banking alliances, staff reductions in certain businesses, winding down the bizSmart operations, reconfiguration of the branch network and rationalization of business support functions. During the quarter, CIBC changed its estimate for restructuring the U.S. electronic banking operations, resulting in an $8 million reduction in the original provision. The change in estimate resulted from facts and circumstances occurring subsequent to the original restructuring charge. These initiatives in total are expected to result in the elimination of approximately 2,700 positions. Approximately 300 positions were eliminated in the quarter and approximately 1,850 positions eliminated year-to-date. For details, refer to Note 9 to the interim consolidated financial statements.

Critical accounting policies

A summary of significant accounting policies is presented in Note 1 to the 2002 consolidated financial statements and Note 1 to the interim consolidated financial statements. There were no changes in accounting policies or their methods of application in the first nine months of 2003. Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC.

     These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on CIBC’s financial results and financial condition. Management has established control procedures that are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled, and occur in an appropriate and systematic manner.

     Critical accounting policies that require management’s judgments and estimates include those relating to valuation of financial instruments, allowance for credit losses, securitizations, valuation of goodwill and other intangible assets, pension and other post-retirement benefits and income taxes (including future income tax assets). For a description of the judgments and estimates involved in the

CIBC Third Quarter 2003

application of these policies, refer to pages 21 to 23 of the 2002 Annual Report.

Performance measurement

CIBC uses a number of financial measures to assess its performance. Some measures are calculated in accordance with generally accepted accounting principles (GAAP), such as net income and ROE. Other measures are non-GAAP measures, such as operating earnings, net interest income on a taxable equivalent basis (TEB), economic profit and economic capital. These measures do not have a standardized meaning under GAAP and may not be comparable to similar measures used by other companies.

     Operating earnings consist of net income excluding items that, in management’s opinion, are either unusual in nature or relate to substantial strategic investments. Management believes this measure enables users of CIBC’s financial information to do a more meaningful analysis of business trends. Examples of excluded items are the impact of gains (losses) on sales of non-strategic assets and restructuring costs. For the reported periods, these items are listed in the Unusual items tables included in the business line reviews.

     Management reviews net interest income adjusted to reflect tax-exempt income on an equivalent before-tax basis. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio, net interest margin and net interest margin on average interest-earning assets on a taxable equivalent basis. Management believes these measures permit uniform measurement, which enables users of CIBC’s financial information to make comparisons more readily.

     Economic capital is the basis upon which CIBC attributes its consolidated legal capital to the business lines for the purpose of calculating economic profit. Economic capital is comprised of credit, market, operational and strategic risk capital. From time to time, CIBC’s economic capital model may be enhanced as part of the risk measurement process. These changes are made prospectively. Management uses economic profit to measure the return generated by each business in excess of CIBC’s cost of equity, which enables users of this financial information to identify relative contributions to shareholder value. For a more detailed discussion of how CIBC measures and reports performance, refer to page 29 of the 2002 Annual Report.

Business Line Review

During the first quarter of 2003, CIBC realigned its management structure into three business lines, CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC included the Amicus operations in Canada with CIBC Retail Markets-other, and in view of the decision to close the U.S. electronic banking operations, these operations are reported under Corporate and Other. CIBC also realigned the following businesses:

•	In an effort to better align customer segment revenue with their risk adjusted financial performance, all revenue, expenses (including loan losses) and balance sheet resources from the lending products business within CIBC Retail Markets are allocated to customer segments included in the three business lines. Previously, lending products was a separately disclosed business.

•	Within CIBC Retail Markets:

—	Non-urban small business, previously in small business, is included in personal banking.

—	Insurance and West Indies, previously separately disclosed businesses, are included in other.

—	Student loans, previously in lending products, is included in other.

•	Within CIBC Wealth Management:

—	Private client investment was renamed retail brokerage, and global private banking and trust was renamed private wealth management.

—	TAL Private, previously in wealth products, is included in private wealth management.

—	Discount brokerage, previously in wealth products, is included in retail brokerage.

Segmented financial information for periods prior to the first quarter of 2003 was reclassified to reflect these changes.

     CIBC’s Manufacturer/Customer Segment/Distributor Management Model is used to measure and report the results of operations of the three business lines. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue and expenses relating to certain activities, such as the payments and lending products businesses, included in CIBC Retail Markets, are fully allocated to other business lines.

     CIBC’s business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations (being wound down), Juniper Financial Corp. (included in CIBC World Markets until October 31, 2002), CIBC Mellon, debentures related to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

CIBC Third Quarter 2003

CIBC Retail & Wealth

CIBC Retail & Wealth is the focus of CIBC’s overall strategy of concentrating resources and increasing capital to the retail operations. It is comprised of the CIBC Retail Markets and CIBC Wealth Management business lines.

     While CIBC manages its commercial banking operations within CIBC World Markets, some financial institutions include commercial banking with their retail operations. The following table sets out net income for CIBC Retail & Wealth and also sets out the effect of including CIBC’s commercial banking operations under CIBC Retail & Wealth.

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net income
CIBC Retail Markets	$247	$159	$241	$659	$694
CIBC Wealth Management	87	69	59	277	160

	334	228	300	936	854
Commercial banking	23	16	31	73	63

	$357	$244	$331	$1,009	$917

CIBC Retail & Wealth — CIBC Retail Markets

CIBC Retail Markets provides financial services and products to personal and small business customers in Canada. These services are offered through the branch network, telephone banking, internet banking and ABMs, as well as the co-branded retail electronic banking business, President’s Choice Financial (Loblaw Companies Limited).

Ongoing Objectives	Q3 Performance

Achieve ROE of 35% — 40%	ROE was 37.6% for the quarter and 33.6% year-to-date.

Achieve operating earnings(1) growth of 10% per year	Operating earnings year-to-date were up 8.3% from the same period last year.

Improve customer loyalty.	The most recent internal customer loyalty survey showed the 12-month average unchanged at 65%.

(1)	Operating earnings consist of net income excluding items listed in the Unusual items table, as explained in the Performance measurement section.

Results

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue (TEB)(1)
Personal banking	$488	$455	$440	$1,399	$1,253
Small business banking	139	132	132	409	386
Cards	311	324	308	948	917
Mortgages	195	156	134	509	432
Other	124	136	200	399	594

Total revenue (TEB)(1)	1,257	1,203	1,214	3,664	3,582
TEB adjustment	—	—	—	—	3

Total revenue	1,257	1,203	1,214	3,664	3,579
Provision for credit losses	150	135	106	423	349
Non-interest expenses	734	859	755	2,301	2,214

Income before taxes and non-controlling interests	373	209	353	940	1,016
Income taxes and non-controlling interests	126	50	112	281	322

Net income	$247	$159	$241	$659	$694

Efficiency ratio	58.4%	71.4%	62.2%	62.8%	61.9%
ROE	37.6%	25.0%	42.3%	33.6%	38.3%
Economic profit(2)	$165	$81	$172	$415	$488

(1)	Management reviews net interest income included in total revenue on a taxable equivalent basis (TEB), as explained in the Performance measurement section.
(2)	The adjustment to net income for cost of equity for the quarter was $82 million (April 30, 2003: $78 million; July 31, 2002: $69 million), and for the nine months ended July 31, 2003, the adjustment was $244 million (July 31, 2002: $206 million). For additional detail, see the Performance measurement section.

Net income was up $6 million from the third quarter of 2002 and up $88 million from the prior quarter. Net income for the nine months ended July 31, 2003 was down $35 million from the same period in 2002.

     The following table contains items included in net income that are, in management’s opinion, unusual in nature.

Unusual items (after-tax)

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Write-down relating to Air Canada contract	$—	$(81)	$—	$(81)	$—
Gain on sale of corporate assets	—	—	10	—	10

	$—	$(81)	$10	$(81)	$10

Revenue

Revenue was up $43 million from the third quarter of 2002, primarily due to volume growth and improved spreads in personal banking, mortgages and President’s Choice Financial, volume growth in small business banking and cards, and increased prepayment revenue and higher gains on sales and hedging in mortgages. These increases were partially offset by a $70 million decline in revenue from West Indies due to the change to equity accounting resulting from the West Indies combination on October 11, 2002 and lower treasury revenue allocations. Revenue was up $54 million from the prior quarter due to volume growth

CIBC Third Quarter 2003

in all products, particularly deposit and loan balances, cards and mortgages, as well as the effect of three more days in the quarter and higher gains on sales and hedging of mortgages. These increases were partially offset by a decline in cards spreads and lower treasury revenue allocations.

     Revenue for the nine months ended July 31, 2003 was up $85 million from the same period in 2002 due to volume growth and improved spreads in personal banking and President’s Choice Financial, and increased volume in small business banking, cards and mortgages, and higher gains on sales and hedging of mortgages. These increases were partially offset by a $189 million decline in revenue from West Indies due to the change to equity accounting noted above, and lower treasury revenue allocations.

Provision for credit losses

Provision for credit losses for the quarter was up $44 million from the third quarter of 2002, largely due to volume growth across all credit products and higher losses in the agricultural sector. Provision for credit losses was up $15 million from the prior quarter due to higher agricultural and small business loan losses, partially offset by reduced personal loan losses.

     Provision for credit losses for the nine months ended July 31, 2003 was up $74 million from the same period in 2002, primarily due to volume growth, particularly in cards.

Non-interest expenses

Non-interest expenses were down $21 million from the third quarter of 2002 due to a $42 million reduction in expenses resulting from the West Indies combination, partially offset by higher incentive compensation and technology costs. Non-interest expenses were down $125 million from the prior quarter, which included a $128 million write-down of a deferred asset relating to the Air Canada contract.

     Non-interest expenses for the nine months ended July 31, 2003 were up $87 million from the same period in 2002 due to the write-down relating to Air Canada and higher technology costs, partially offset by a $124 million decrease in West Indies expenses and lower project spending.

     The regular workforce headcount totalled 17,559 at the end of the quarter, down 2,172 from the third quarter of 2002, mainly due to the exclusion of the West Indies workforce, realignment of staff to corporate infrastructure support and staff reduction programs. The regular workforce headcount was down 366 from the prior quarter, primarily due to staff reduction programs.

CIBC Retail & Wealth — CIBC Wealth Management

CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth building clients, primarily in Canada. The business delivers a wide selection of investment products and services — full-service brokerage, discount brokerage, asset management, private banking, trust services, and a broad selection of investment and credit services through its branch-based sales force.

Ongoing Objectives	Q3 Performance

Achieve operating earnings(1) growth of 10% per year	Operating earnings increased 2.2% from the same period last year.

Increase mutual fund assets by 5% for the year	Mutual fund assets increased 4.6% year-to-date.

Increase total CIBC Wealth Management non-institutional assets under administration by 4% for the year	Excluding businesses sold during the year, non-institutional assets under administration increased 2.4%

(1)	Operating earnings consist of net income excluding items listed in the Unusual items table, as explained in the Performance measurement section.

Results

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue
Imperial Service	$180	$173	$184	$535	$537
Retail brokerage	250	245	351	862	1,061
Private wealth management	39	35	39	111	120
Wealth products	128	124	137	388	390
Other	18	(3)	6	31	73

Total revenue	615	574	717	1,927	2,181
Provision for credit losses	5	4	3	12	9
Non-interest expenses	477	471	631	1,494	1,949

Income before taxes	133	99	83	421	223
Income taxes	46	30	24	144	63

Net income	$87	$69	$59	$277	$160

Efficiency ratio	77.5%	82.2%	88.0%	77.5%	89.4%
ROE	26.9%	21.2%	39.9%	28.5%	35.3%
Economic profit(1)	$48	$30	$41	$158	$109

(1)	The adjustment to net income for cost of equity for the quarter was $39 million (April 30, 2003: $39 million; July 31, 2002: $18 million), and for the nine months ended July 31, 2003, the adjustment was $119 million (July 31, 2002: $51 million). For additional detail, see the Performance measurement section.

Net income was up $28 million from the third quarter of 2002 and up $18 million from the prior quarter. Net income for the nine months ended July 31, 2003 was up $117 million from the same period in 2002.

     The following table contains items included in net income that are, in management’s opinion, unusual in nature.

CIBC Third Quarter 2003

Unusual items (after-tax)

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Gain on sale of corporate assets	$—	$—	$—	$28	$—
Merrill Lynch integration costs	(5)	(5)	(27)	(16)	(99)

	$(5)	$(5)	$(27)	$12	$(99)

Revenue

Revenue was down $102 million from the third quarter of 2002, primarily due to the loss of ongoing revenue from the Oppenheimer sale in early January 2003. This was partially offset by higher retail brokerage revenue and increased GIC revenue resulting from higher volumes and spreads. Revenue was up $41 million from the prior quarter with all businesses contributing to the increase. In particular, retail trading market activity improved resulting in higher transaction revenue, and treasury revenue allocations increased. This was partially offset by the decrease in revenue due to the conclusion of transition services provided in relation to the Oppenheimer sale.

     Revenue for the nine months ended July 31, 2003 was down $254 million from the same period last year. The following items relating to the disposition and acquisition of certain businesses accounted for $196 million of the decrease in revenue, as follows:

•	loss of ongoing revenue resulting from the Oppenheimer sale, partially offset by:

•	a pre-tax gain of $52 million on the Oppenheimer sale;

•	an additional two months’ revenue related to the Merrill Lynch retail brokerage business acquired on December 28, 2001; and

•	an additional three months’ revenue related to the Merrill Lynch asset management business acquired on January 31, 2002.

In addition, treasury revenue allocations declined, as well as retail trading and fee-based revenue due to weaker markets. This decrease was partially offset by increased GIC revenue due to higher spreads.

Non-interest expenses

Non-interest expenses were down $154 million from the third quarter of 2002, primarily due to lower ongoing expense resulting from the Oppenheimer sale and lower Merrill Lynch integration costs. This was partially offset by increased technology and operations expenses. Non-interest expenses were up $6 million from the prior quarter.

     Non-interest expenses for the nine months ended July 31, 2003 were down $455 million from the same period in 2002. The following items relating to the disposition and acquisition of certain businesses accounted for $417 million of the decrease in non-interest expenses, as follows:

•	lower ongoing operating expense resulting from the Oppenheimer sale;

•	lower Merrill Lynch integration costs, partially offset by:

•	an additional two months’ expense related to the acquisition of the Merrill Lynch retail brokerage business; and

•	an additional three months’ expense related to the acquisition of the Merrill Lynch asset management business.

In addition, non-interest expenses declined due to lower revenue-related compensation and cost containment activities.

     The regular workforce headcount totalled 6,756 at the end of the quarter, down 2,541 from the third quarter of 2002, mainly due to the Oppenheimer sale, integration and cost containment activities, and a realignment of staff to corporate infrastructure support. The regular workforce headcount was down 156 from the prior quarter, primarily due to the completion of the Oppenheimer sale and cost containment activities.

CIBC Third Quarter 2003

CIBC World Markets

CIBC World Markets is a full-service investment bank, offering capital markets, investment, merchant and commercial banking services, throughout Canada and the U.S., with niche capabilities in the U.K. and Asia.

Ongoing Objectives	Q3 Performance

Generate annual net income of $400 — $600 million	Net income of $3 million for the quarter, and $247 million year-to-date(1)

Achieve ROE of 15% — 20%	ROE of (1.5%) for the quarter, and 7.4% year-to-date(1)

(1)	See the Unusual items table and the non-interest expenses section below.

Results

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue (TEB)(1)
Capital markets	$378	$391	$279	$1,189	$1,024
Investment banking and credit products	310	390	278	1,195	965
Merchant banking	6	(67)	(116)	(56)	407
Commercial banking	104	108	113	335	336
Other	33	27	(1)	66	(20)

Total revenue (TEB)(1)	831	849	553	2,729	2,712
TEB adjustment	35	31	28	94	77

Total revenue	796	818	525	2,635	2,635
Provision for credit losses	269	106	179	567	855
Non-interest expenses	576	567	487	1,800	1,846

Income (loss) before taxes and non-controlling interests	(49)	145	(141)	268	(66)
Income taxes and non-controlling interests	(52)	30	(65)	21	(189)

Net income (loss)	$3	$115	$(76)	$247	$123

Efficiency ratio	72.4%	69.3%	92.7%	68.3%	70.1%
Efficiency ratio (TEB)(1)	69.3%	66.8%	88.0%	66.0%	68.1%
ROE	(1.5)%	11.2%	(9.9)%	7.4%	2.7%
Economic profit (loss)(2)	$(102)	$—	$(192)	$(102)	$(211)

(1)	Management reviews net interest income included in total revenue and the efficiency ratio on a taxable equivalent basis (TEB), as explained in the Performance measurement section.
(2)	The adjustment to net income for cost of equity for the quarter was $105 million (April 30, 2003: $115 million; July 31, 2002: $116 million), and for the nine months ended July 31, 2003, the adjustment was $349 million (July 31, 2002: $334 million). For additional detail, see the Performance measurement section.

Net income was up $79 million from the third quarter of 2002 and down $112 million from the prior quarter. Net income for the nine months ended July 31, 2003 was up $124 million from the same period in 2002.

     The following table contains items included in net income that are, in management’s opinion, unusual in nature.

Unusual items (after-tax)

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Loss on loans held for sale(1)	$(88)	$—	$—	$(88)	$—
Business interruption insurance recovery	—	—	—	11	—

	$(88)	$—	$—	$(77)	$—

(1)	See the Management of credit risk section.

Revenue

Revenue for the quarter was up $271 million from the third quarter of 2002, primarily due to lower merchant banking write-downs and favourable market conditions that particularly benefited the fixed income and equity structured products businesses. Revenue was down $22 million from the prior quarter, mainly due to lower revenue in investment banking and credit products, partially offset by lower merchant banking write-downs.

     Revenue for the nine months ended July 31, 2003 was comparable to the same period in 2002. Higher revenue from equity structured products, fixed income and the U.S. and European origination businesses, and treasury revenue allocations were substantially offset by lower merchant banking net revenue.

Provision for credit losses

Provision for credit losses for the quarter was up $90 million from the third quarter of 2002, and up $163 million from the prior quarter, primarily due to the $135 million loss relating to loans held for sale. For additional detail, see the Management of credit risk section.

     Provision for credit losses for the nine months ended July 31, 2003 was down $288 million from the same period in 2002, which included write-downs related to Enron Corp., Global Crossing Ltd. and Teleglobe Inc.

Non-interest expenses

Non-interest expenses were up $89 million from the third quarter of 2002, due to higher revenue-related compensation and a $60 million reserve related to matters involving CIBC’s dealings with Enron. Non-interest expenses were up $9 million from the prior quarter, mainly due to the reserve noted above, partially offset by lower revenue-related compensation.

     Non-interest expenses for the nine months ended July 31, 2003 were down $46 million from the same period in 2002, due to reduced severance costs and savings related to staff reduction programs. These decreases were partially offset by higher revenue-related compensation and the reserve noted above.

     The regular workforce headcount was 2,419 at the end of the quarter, down 735 from the third quarter of 2002 due to the staff reduction programs noted above and the transfer of Juniper Financial Corp. to Corporate and Other. The

CIBC Third Quarter 2003

regular workforce headcount was down 28 from the prior quarter.

Taxes

CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.

Corporate and Other

Corporate and Other comprises the five functional groups — Administration; Corporate Development; Finance; Technology & Operations; and Treasury, Balance Sheet and Risk Management — as well as the U.S. electronic banking operations (being wound down), Juniper Financial Corp., CIBC Mellon, and other revenue, expense and balance sheet items not directly attributable to the business lines. Activities of the functional groups on behalf of CIBC as a whole are included in Corporate and Other.

Results

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Total revenue	$198	$139	$78	$453	$155
Provision for credit losses	1	3	2	10	7
Non-interest expenses	165	148	109	495	447

Income (loss) before taxes and non-controlling interests	32	(12)	(33)	(52)	(299)
Income taxes and non-controlling interests	(419)	11	(2)	(422)	(75)

Net income (loss)	$451	$(23)	$(31)	$370	$(224)

Net income was up $482 million from the third quarter of 2002, primarily due to the recovery and interest on overpayment of income taxes, and absence of losses related to the U.S. electronic banking operations, partially offset by the valuation allowance relating to the U.S. future income tax asset and higher net costs related to the stock appreciation rights component of stock-based compensation as compared with a gain on stock-based compensation in the third quarter of 2002. In January 2003, CIBC entered into economic hedges that reduce the impact of the volatility of stock appreciation rights. Net income was up $474 million from the prior quarter, primarily due to the income tax matters noted above.

     Net income for the nine months ended July 31, 2003 was up $594 million from the same period in 2002, primarily due to the income tax matters noted above, lower losses related to the U.S. electronic banking operations, and the write-down of a preferred share investment in the first quarter of 2002, partially offset by higher net costs related to the stock appreciation rights as noted above.

     The following table contains items included in net income (loss) that are, in management’s opinion, unusual in nature.

Unusual items (after-tax)

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Recovery and interest on overpayment of income taxes	$707	$—	$—	$707	$—
Valuation allowance relating to U.S. future income tax asset	(232)	—	—	(232)	—
Restructuring charge	5	—	—	5	—
Events of September 11, 2001	—	—	(12)	—	(12)

	$480	$—	$(12)	$480	$(12)

CIBC Third Quarter 2003

Management of Risk and Balance Sheet Resources

CIBC’s approach to management of risk and balance sheet resources (including capital) has not changed significantly from that described on pages 55 to 68 of the 2002 Annual Report.

Management of credit risk

During the quarter, CIBC transferred $885 million of business and government loans (total authorizations of $1.44 billion) into a held for sale portfolio. These loans were transferred into the held for sale portfolio at the lower of their carrying or market value. On transfer, the carrying value of these loans was reduced by a provision for credit losses of $135 million and losses of $16 million recorded in other non-interest income.

     Gross impaired loans were $1.89 billion at the end of the quarter, down from $2.28 billion at October 31, 2002. The business services sector experienced the largest increase in gross impaired loans, and the telecommunications and cable sector experienced the largest decrease, since October 31, 2002. Gross impaired loans decreased $82 million in Canada and $390 million in the U.S., while increasing $88 million in other countries, primarily in the European region, during the nine months ended July 31, 2003.

     Provision for credit losses for the quarter was $425 million, up from $290 million in the third quarter of 2002 and up from $248 million in the prior quarter. Included in the quarter was provision for credit losses of $135 million on the held for sale portfolio noted above. Provision for credit losses for the nine months ended July 31, 2003 was $1,012 million ($877 million, excluding the provision for credit losses relating to the held for sale portfolio), down from $1,220 million from the same period last year. The quarterly business and government provision for credit losses was $299 million of which 45% is related to the held for sale portfolio. Credit card losses represented 69% of the $126 million in the consumer provision for credit losses for the quarter and 68% of the year-to-date consumer provision for credit losses of $396 million. Year-to-date business and government provision for credit losses, excluding the held for sale portfolio, was $481 million with telecommunications and cable, business services, utilities and retail accounting for 71% of this amount.

     CIBC’s total allowance for credit losses, which includes specific and general allowances, was $2.48 billion at the end of the quarter, up $190 million from October 31, 2002. The increase in the total allowance is attributable to changes in the specific allowance.

     Allowance for credit losses exceeded gross impaired loans by $587 million at quarter-end, compared with $13 million as at October 31, 2002.

     CIBC continues to enhance its credit risk measurement methodologies and supporting infrastructure in preparation for regulatory approval of CIBC’s Basel II Capital Accord implementation.

Management of market risk

The following table shows the quarter-end and average RMU (Value-at-Risk) by risk-type for CIBC’s combined trading activities for the quarter, for the third quarter of 2002, and for the nine months ended July 31, 2003 and for the same period in 2002. Compared with the third quarter of 2002, total risk declined, with reductions concentrated in interest rate, equity and credit spread risks. Daily trading revenue was positive for 85% of the days in the quarter, and trading losses did not exceed RMU for any day during the quarter.

RMU BY RISK TYPE — TRADING PORTFOLIO

	For the three		For the three
	months ended		months ended		2003	2002
	July 31, 2003		July 31, 2002		YTD	YTD

$ millions	Q3 End	Average	Q3 End	Average	Average	Average

Interest rate risk	2.4	3.2	3.3	6.6	4.1	9.5
Credit spread risk	3.3	3.7	7.3	5.5	4.8	5.6
Equity risk	5.1	5.5	7.9	7.8	6.5	8.2
Foreign exchange risk	0.8	0.6	0.4	0.5	0.5	0.9
Commodity risk	0.9	1.3	1.1	1.0	1.4	0.9
Diversification effect(1)	(6.0)	(6.8)	(7.9)	(10.8)	(7.3)	(12.5)

Total risk	6.5	7.5	12.1	10.6	10.0	12.6

(1)	RMUs are less than the sum of the RMUs of the different market risk types due to risk offsets resulting from portfolio diversification.

Management of liquidity risk

CIBC mitigates liquidity risk exposure through the maintenance of segregated term funded pools of higher quality liquid assets. These liquid assets may be sold or pledged as secured borrowings to provide a ready source of cash. Balance sheet liquid assets as at July 31, 2003 included cash of $1.1 billion, securities of $51.8 billion and deposits with banks of $12.0 billion. CIBC also had $19.3 billion of securities borrowed or purchased under resale agreements at the end of the quarter. In the course of CIBC’s regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged asset requirements at the end of the quarter totalled $36.0 billion.

     A broad base of retail and wholesale funding sources, diversified by customer, currency, type and geographical location, is used to meet consolidated liquidity needs. At the end of the quarter, Canadian dollar deposits from individuals totalled $64.2 billion.

Management of operational risk

During the quarter, CIBC continued with the implementation of its enhanced operational risk measurement methodology and had it (along with its operational risk policies, procedures and standards) approved by its Audit Committee — a pre-requisite for

CIBC Third Quarter 2003

Basel II Advanced Measurement Approach (AMA) approval.

Management of balance sheet resources

CIBC continued to reallocate balance sheet resources (including capital) to businesses with strong earnings, high strategic importance and long-term growth potential. Credit cards continued to grow, resulting in an increase of balance sheet usage by 16% from October 31, 2002. Similarly, balance sheet usage by residential mortgages increased by 5% from October 31, 2002.

     CIBC continued to liberate resources from lower return businesses. Resources utilized by the non-core wholesale loan portfolio have been reduced by approximately 23% since October 31, 2002 through a combination of loan sales and maturities.

     Overall, CIBC’s balance sheet increased by $10 billion to $283.3 billion, from October 31, 2002. Increases were largely driven by residential mortgages ($3.5 billion), securities borrowed or purchased under resale agreements ($3.3 billion), interest-bearing deposits with banks ($3.0 billion), investment securities ($2.9 billion), trading securities ($2.4 billion), and personal and credit card loans ($1.2 billion). These increases were partially offset by reductions in business and government loans ($5.1 billion), and acceptances ($1.6 billion).

     The net unrealized excess of market value over book value of CIBC’s investment portfolio totalled $320 million at the end of the quarter, including the unrealized gains of $429 million in corporate equity related mainly to investments held in the merchant banking portfolio.

Management of capital resources

Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI). As at July 31, 2003, CIBC’s Tier 1 and total capital were $12.3 billion and $14.7 billion, respectively, compared with $11.0 billion and $14.3 billion at October 31, 2002. The Tier 1 and total capital ratios were 10.2% and 12.2%, respectively, compared with 8.7% and 11.3% at October 31, 2002.

     On January 20, 2003, CIBC issued $250 million aggregate principal amount of 4.75% subordinated indebtedness due January 21, 2013. The proceeds of this issue were added to CIBC’s Tier 2 capital.

     On January 29, 2003, CIBC issued $250 million of 5.75% Non-cumulative Class A Preferred Shares Series 26. A portion of the proceeds of Series 26, while structurally qualifying as Tier 1 capital, is being temporarily reported as Tier 2 capital because CIBC’s total Tier 1 qualifying preferred shares exceed the limit of 25% of net Tier 1 capital prescribed by the regulator.

     On March 4, 2003, CIBC redeemed its Variable Floating Rate Debentures due March 4, 2008, for their principal amount of $50 million.

     On May 19, 2003, CIBC World Markets plc in London, U.K., a wholly-owned subsidiary of CIBC, redeemed its Floating Rate Subordinated Notes Series A (US$125 million) and Series B (US$125 million) due May 19, 2008.

     On July 31, 2003, CIBC redeemed all 8 million outstanding Non-cumulative Class A Preferred Shares Series 14 at a price of $26.00 per share, which included a redemption premium of $1.00 per share, representing an aggregate amount of $208 million.

CIBC Third Quarter 2003

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Interest income
Loans	$2,259	$2,099	$2,120	$6,527	$6,291
Securities	643	588	677	1,861	2,056
Deposits with banks	31	32	57	103	175

	2,933	2,719	2,854	8,491	8,522

Interest expense
Deposits and other liabilities	1,400	1,303	1,476	4,093	4,272
Subordinated indebtedness	51	52	53	154	166

	1,451	1,355	1,529	4,247	4,438

Net interest income	1,482	1,364	1,325	4,244	4,084
Provision for credit losses	425	248	290	1,012	1,220

	1,057	1,116	1,035	3,232	2,864

Non-interest income
Fees for services
Underwriting and advisory	219	196	214	654	715
Deposit and payment	185	170	174	528	487
Credit	98	107	107	307	314
Card	88	80	89	260	244
Investment management and custodial	77	79	122	259	364
Mutual funds	135	126	148	397	420
Insurance	37	53	39	130	109

	839	811	893	2,535	2,653
Commissions on securities transactions	217	194	311	677	932
Trading activities	128	178	36	500	248
Investment securities (losses) gains, net	(57)	(74)	(156)	(107)	166
Income from securitized assets	48	58	42	156	141
Foreign exchange other than trading	52	64	54	173	153
Other	157	139	29	501	173

	1,384	1,370	1,209	4,435	4,466

	2,441	2,486	2,244	7,667	7,330

Non-interest expenses
Employee compensation and benefits	1,032	1,071	1,052	3,354	3,808
Occupancy costs	147	149	179	438	523
Computer and office equipment	280	291	249	850	707
Communications	84	100	110	293	318
Advertising and business development	52	58	65	156	206
Professional fees	64	60	73	179	210
Business and capital taxes	33	31	27	93	86
Restructuring charge (Note 9)	(8)	—	—	(8)	—
Events of September 11, 2001 (Note 10)	—	—	20	—	20
Other	268	285	207	735	578

	1,952	2,045	1,982	6,090	6,456

Income before income taxes and non-controlling interests	489	441	262	1,577	874
Income tax (benefit) expense (Note 11)	(300)	122	54	22	99

	789	319	208	1,555	775
Non-controlling interests in net income (loss) of subsidiaries	1	(1)	15	2	22

Net income	$788	$320	$193	$1,553	$753

Earnings per share (in dollars) (Note 12) – Basic	$2.04	$0.76	$0.41	$3.91	$1.76
– Diluted	$2.02	$0.76	$0.41	$3.89	$1.75
Dividends per common share (in dollars)	$0.41	$0.41	$0.41	$1.23	$1.19

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2003

INTERIM CONSOLIDATED BALANCE SHEETS

	2003	2002
Unaudited, $ millions, as at	Jul. 31	Oct. 31

ASSETS
Cash resources
Cash and non-interest-bearing deposits with banks	$1,879	$1,300
Interest-bearing deposits with banks	11,180	8,212

	13,059	9,512

Securities
Securities held for investment	23,522	20,583
Securities held for trading	47,053	44,628
Loan substitute securities	44	81

	70,619	65,292

Loans
Residential mortgages	70,082	66,612
Personal and credit card loans	31,942	30,784
Business and government loans	36,844	41,961
Securities borrowed or purchased under resale agreements	19,327	16,020
Allowance for credit losses (Note 6)	(2,478)	(2,288)

	155,717	153,089

Other
Derivative instruments market valuation	24,124	24,717
Customers’ liability under acceptances	5,264	6,848
Loans held for sale (Note 5)	734	—
Land, buildings and equipment	2,056	2,247
Goodwill	1,067	1,078
Other intangible assets	260	297
Other assets	10,354	10,213

	43,859	45,400

	$283,254	$273,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Individuals	$68,996	$67,975
Businesses and governments	115,600	117,986
Banks	13,496	10,669

	198,092	196,630

Other
Derivative instruments market valuation	23,103	24,794
Acceptances	5,264	6,878
Obligations related to securities sold short	11,331	8,436
Obligations related to securities lent or sold under repurchase agreements	15,461	9,615
Other liabilities	13,403	10,980

	68,562	60,703

Subordinated indebtedness (Note 7)	3,256	3,627

Shareholders’ equity
Preferred shares (Note 8)	3,087	3,088
Common shares (Note 8)	2,903	2,842
Contributed surplus	46	26
Retained earnings	7,308	6,377

	13,344	12,333

	$283,254	$273,293

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2003

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Preferred shares
Balance at beginning of period	$3,296	$3,326	$3,092	$3,088	$2,299
Issue of preferred shares	—	—	—	250	800
Redemption of preferred shares	(200)	—	—	(200)	—
Translation adjustment on foreign currency preferred shares	(9)	(30)	5	(51)	(2)

Balance at end of period	$3,087	$3,296	$3,097	$3,087	$3,097

Common shares
Balance at beginning of period	$2,862	$2,842	$2,823	$2,842	$2,827
Issue of common shares	41	20	7	61	47
Purchase of common shares for cancellation	—	—	—	—	(44)

Balance at end of period	$2,903	$2,862	$2,830	$2,903	$2,830

Contributed surplus
Balance at beginning of period	$41	$33	$15	$26	$—
Stock option expense	5	8	6	20	21

Balance at end of period	$46	$41	$21	$46	$21

Retained earnings
Balance at beginning of period, as previously reported	$6,729	$6,621	$6,653	$6,377	$6,774
Adjustment for change in accounting policy	—	—	—	—	(42)

Balance at beginning of period, as restated	6,729	6,621	6,653	6,377	6,732
Net income	788	320	193	1,553	753
Dividends
Preferred	(46)	(47)	(45)	(137)	(117)
Common	(148)	(148)	(147)	(443)	(430)
Premium on redemption of preferred shares	(8)	—	—	(8)	—
Premium on purchase of common shares	—	—	—	—	(269)
Foreign currency translation adjustment, net of income taxes(1)	(17)	(14)	(13)	(36)	(16)
Other	10	(3)	(1)	2	(13)

Balance at end of period	$7,308	$6,729	$6,640	$7,308	$6,640

(1)	The cumulative balance in the foreign currency translation account is $6 million (April 30, 2003: $23 million; July 31, 2002: $24 million).

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2003

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Cash flows provided by (used in) operating activities
Net income	$788	$320	$193	$1,553	$753
Adjustments to determine net cash flows:
Provision for credit losses	425	248	290	1,012	1,220
Amortization of buildings, furniture, equipment and leasehold improvements	64	71	84	205	249
Amortization of intangible assets	3	4	7	11	24
Stock-based compensation	31	28	(43)	87	(3)
Gain on disposal of land, buildings and equipment	—	—	—	—	(7)
Future income taxes	151	(17)	(18)	145	(376)
Investment securities losses (gains), net	57	74	156	107	(166)
Gains on divestitures	—	—	—	(48)	—
Write-down relating to Air Canada contract	—	128	—	128	—
Changes in operating assets and liabilities
Accrued interest receivable	86	(66)	84	370	195
Accrued interest payable	(16)	(77)	(562)	(180)	(559)
Net change in securities held for trading	6,765	(3,362)	(4,184)	(2,425)	(6,082)
Current income taxes	96	70	77	260	308
Restructuring payments	(42)	(50)	(29)	(321)	(109)
Insurance proceeds received	54	—	39	74	80
Other, net	(345)	1,594	(686)	172	(785)

	8,117	(1,035)	(4,592)	1,150	(5,258)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	5,106	(5,296)	10,660	1,462	20,218
Obligations related to securities sold short	614	(1,221)	(3,693)	2,895	129
Net obligations related to securities lent or sold under repurchase agreements	1,023	1,843	3,366	5,846	(1,292)
Issue of subordinated indebtedness	—	—	—	250	—
Redemption/repurchase of subordinated indebtedness	(423)	(58)	—	(484)	(132)
Issue of preferred shares	—	—	—	250	800
Redemption of preferred shares	(208)	—	—	(208)	—
Issue of common shares	41	20	7	61	47
Purchase of common shares for cancellation	—	—	—	—	(313)
Dividends	(194)	(195)	(192)	(580)	(547)
Other, net	168	(472)	(445)	(56)	(15)

	6,127	(5,379)	9,703	9,436	18,895

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(4,381)	1,001	1,170	(2,968)	(1,285)
Loans, net of repayments	(1,910)	(1,189)	(4,056)	(4,088)	(8,955)
Proceeds from securitizations	1,032	885	714	2,991	1,356
Purchase of securities held for investment	(11,117)	(3,676)	(9,545)	(20,612)	(28,664)
Proceeds on sale of securities held for investment	4,741	8,300	8,723	17,881	24,924
Net securities borrowed or purchased under resale agreements	(2,260)	1,181	(1,602)	(3,307)	234
Net cash paid for acquisitions	—	—	—	—	(626)
Net proceeds from divestitures	—	—	—	181	—
Purchase of land, buildings and equipment	(23)	(6)	(156)	(149)	(398)
Proceeds from disposal of land, buildings and equipment	—	—	2	—	2

	(13,918)	6,496	(4,750)	(10,071)	(13,412)

Effect of exchange rate changes on cash and cash equivalents	(45)	(46)	4	(106)	(3)

Net increase (decrease) in cash and cash equivalents during period	281	36	365	409	222
Cash and cash equivalents at beginning of period	1,086	1,050	1,344	958	1,487

Cash and cash equivalents at end of period	$1,367	$1,086	$1,709	$1,367	$1,709

Represented by:
Cash and non-interest-bearing deposits with banks	$1,879	$1,494	$1,738	$1,879	$1,738
Cheques and other items in transit, net	(512)	(408)	(29)	(512)	(29)

Cash and cash equivalents at end of period	$1,367	$1,086	$1,709	$1,367	$1,709

Cash interest paid	$1,467	$1,432	$2,091	$2,960	$4,997
Cash income taxes (recovered) paid	$(548)	$70	$(88)	$(383)	$184

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter

Notes To The Interim Consolidated Financial Statements (Unaudited)

1.	Accounting policies

The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI).

     These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2002. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002, as set out on pages 74 to 118 of the 2002 Annual Report. Additional application of policies and disclosures are included for loans held for sale as described in Note 5 and Canadian Institute of Chartered Accountants’ (CICA) Accounting Guideline (AcG) 14, “Disclosure of Guarantees” as described in Note 13.

2.	Dispositions

A.	During the first quarter of 2003, CIBC signed an agreement with Fahnestock Viner Holdings Inc. (Fahnestock) to sell its Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) for $354 million. Total consideration consisted of cash of $26 million, debentures of $245 million and a promissory note of $83 million. CIBC may acquire, under certain circumstances, upon exchange of the debentures, non-voting shares of Fahnestock representing an interest of approximately 35%.

Concurrent with entering into the sale with Fahnestock, CIBC initiated a restructuring plan to exit the support activities of its Oppenheimer private client and asset management businesses. The restructuring plan included staff reductions, premises reconfiguration and termination of contracts and it is expected to be completed by the end of 2003.

CIBC recognized a net pre-tax gain of $52 million in other non-interest income in the first quarter of 2003. The net gain reflects disposition of net assets of $131 million, write-down of assets of $23 million, pension curtailment loss and other costs of $22 million, restructuring charges of $89 million and deferred transition service revenue of $37 million. The restructuring charges included $40 million in employee termination benefits and $49 million in contract termination costs.

In addition, CIBC entered into a transition service agreement with Fahnestock to provide certain support services, which ended during the quarter. Deferred transition service revenue of $37 million was recognized into income over the period the transition services were provided.

During the quarter, remaining client assets related to the asset management business were transferred to Fahnestock.

B.	On October 11, 2002, CIBC and Barclays Bank PLC completed the combination of their Caribbean retail, corporate and international banking operations, which was named FirstCaribbean International Bank LimitedTM (FirstCaribbean). During the first quarter of 2003, the rights issue available to the public shareholders of FirstCaribbean closed. There was no material impact to CIBC’s equity interest.

C.	On September 17, 2002, CIBC signed an agreement with Hewlett-Packard (Canada) Co. (HP) to sell CIBC’s 51% interest in INTRIA-HP Corporation (IHP), a technology outsourcing company, and other related assets. The transaction closed on November 1, 2002, and the impact of the sale was not significant. In addition, CIBC entered into a seven-year outsourcing agreement with HP to provide CIBC with comprehensive information technology services valued at approximately $2 billion, beginning on November 1, 2002.

3.	Securitization

During the quarter, CIBC securitized $909 million (Q2 2003: $638 million; Q1 2003: $653 million) of government-guaranteed residential mortgage loans through the creation of mortgage-backed securities, and subsequently sold $862 million (Q2 2003: $546 million; Q1 2003: $702 million), including those securities and unsold mortgage-backed securities previously created. CIBC received net cash proceeds of $862 million (Q2 2003: $544 million; Q1 2003: $700 million) and retained the rights to future excess interest on the residential mortgages valued at $28 million (Q2 2003: $15 million; Q1 2003: $21 million). A pre-tax gain on sale, net of transaction costs, of $12 million (Q2 2003: $6 million; Q1 2003: $10 million) was recognized as income from securitized assets in the interim consolidated statements of income. CIBC retained responsibility for servicing the mortgages and recognizes revenue for servicing as these services are provided. The key assumptions used to value the sold and retained interests include a pre-payment rate of 12% and discount rates of 3.2% to 4.5% (Q2 2003: 4.2% to 4.8%; Q1 2003: 4.2% to 5.5%). There are no expected credit losses as the mortgages are government guaranteed.

     During the quarter, CIBC sold $170 million (Q2 2003: $341 million; Q1 2003: $374 million) credit card receivables through securitization transactions in U.S. The impact of the transaction on the interim consolidated statements of income was not significant. CIBC retained

CIBC Third Quarter 2003

the servicing responsibilities for the securitized credit card receivables and recognizes revenue for servicing as these services are provided.

4.	Air Canada contract

In 1999, CIBC made a payment of $200 million plus applicable taxes to Air Canada to extend the Aerogold Visa contract and thereby continue to obtain certain exclusive rights to purchase Aeroplan miles at a preset price per mile for the period 2002 to 2009. The payment was deferred and amortized over the life of the contract.

     During the prior quarter, subsequent to Air Canada filing for protection under the Companies’ Creditors Arrangement Act (CCAA) on April 1, 2003, CIBC and Air Canada reached an agreement to replace the existing contract with a new contract, subject to Court approval in the CCAA proceedings and the fulfillment of certain other conditions. On May 1, 2003, the Court adjourned a motion to approve the new CIBC contract and financing, and instructed the Court appointed monitor to conduct a bidding process in respect of the contract while maintaining the confidentiality of the CIBC proposal. Following this process, on May 14, 2003, the Court approved CIBC’s new contract with certain amendments. Under the terms of the new contract, CIBC’s Aeroplan relationship is extended to 2013 and CIBC is required to pay an extra 24 percent for each Aeroplan mile purchased. In addition, CIBC and Air Canada agreed that exclusivity be relaxed to permit a card provider, which has been approved by CIBC, to purchase Aeroplan miles in connection with charge cards subject to restrictions approved by CIBC. Further, CIBC, as an unsecured creditor under the CCAA proceedings, is entitled to submit a claim to recover the contractual termination payment of approximately $209 million in relation to the payment made in 1999. As a result, CIBC recorded a $128 million pre-tax ($81 million after-tax) charge, included in other non-interest expenses, in the prior quarter to write-down the deferred asset relating to the original contract net of management’s expected recovery on the contractual termination payment.

     In conjunction with the new contract, CIBC also provided Air Canada with a secured credit facility of $350 million during the quarter. The principal shall be repaid through the sale of Aeroplan miles and shall be repaid in full no later than October 1, 2004. This loan is recognized as an asset and will be reduced as CIBC acquires Aeroplan miles.

5.	Loans held for sale

Loans transferred into the held for sale portfolio are recorded at the lower of their carrying or market value. Losses on transfer to loans held for sale determined to be credit related are charged to provision for credit losses in the consolidated statements of income. Losses determined to be other than credit related are charged to other non-interest income. Subsequent to their transfer, loans held for sale are valued at market, up to their carrying amount at initial designation as held for sale. Unrealized gains or losses arising from subsequent valuation are recognized in other non-interest income.

     During the quarter, CIBC transferred business and government loans amounting to $885 million (total authorizations of $1.44 billion) into a held for sale portfolio. On transfer, the loans held for sale were reduced by a provision for credit losses of $135 million and losses of $16 million recorded in other non-interest income.

6.	Allowance for credit losses

	For the three months ended July 31, 2003			For the nine months ended July 31, 2003

	Specific	General	Total	Specific	General	Total
$ millions	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$1,153	$1,250	$2,403	$1,039	$1,250	$2,289
Provision for credit losses charged to the consolidated statements of income	425	—	425	1,012	—	1,012
Write-offs	(229)	—	(229)	(806)	—	(806)
Recoveries(1)	11	—	11	133	—	133
Transfer to loans held for sale (Note 5)	(135)	—	(135)	(135)	—	(135)
Foreign exchange and other adjustments	4	—	4	(14)	—	(14)

Balance at end of period	1,229	1,250	2,479	1,229	1,250	2,479
Less: allowance on letters of credit(2)	(1)	—	(1)	(1)	—	(1)

Allowance for credit losses	$1,228	$1,250	$2,478	$1,228	$1,250	$2,478

(1)	Includes credit protection purchased from third parties.
(2)	Included in other liabilities.

CIBC Third Quarter 2003

7.	Subordinated indebtedness

On May 19, 2003, CIBC World Markets plc in London, U.K., a wholly-owned subsidiary of CIBC, redeemed its Floating Rate Subordinated Notes Series A (US$125 million) and Series B (US$125 million) due May 19, 2008.

     On March 4, 2003, CIBC redeemed its Variable Floating Rate Debentures due March 4, 2008 for their principal amount of $50 million.

     On January 20, 2003, CIBC issued $250 million aggregate principal amount of 4.75% subordinated indebtedness due January 21, 2013.

8.	Share capital

On July 31, 2003, CIBC redeemed all 8 million Non-cumulative Class A Preferred Shares Series 14 at a price of $26.00 per share, which included a redemption premium of $1.00 per share, representing an aggregate amount of $208 million.

     On January 29, 2003, CIBC issued 10 million 5.75% Non-cumulative Class A Preferred Shares Series 26, at a price of $25.00 per share, representing an aggregate principal amount of $250 million.

OUTSTANDING SHARES

As at	Jul. 31, 2003	Oct. 31, 2002

Class A Preferred Shares(1)
Fixed-rate shares entitled to non-cumulative dividends
Series 14	—	8,000,000
Series 15	12,000,000	12,000,000
Series 16	5,500,000	5,500,000
Series 17	6,500,000	6,500,000
Series 18	12,000,000	12,000,000
Series 19	8,000,000	8,000,000
Series 20	4,000,000	4,000,000
Series 21	8,000,000	8,000,000
Series 22	4,000,000	4,000,000
Series 23	16,000,000	16,000,000
Series 24	16,000,000	16,000,000
Series 25	16,000,000	16,000,000
Series 26	10,000,000	—

Common shares	360,920,799	359,064,369

Stock options outstanding	19,257,179	19,942,954

(1)	The rights and privileges of Class A Preferred Shares Series 14-25 are described in Note 13 to the consolidated financial statements for the year ended October 31, 2002. Series 26 has the same rights and privileges as Series 24 and 25.

9.	Restructuring

In the fourth quarter of 2002, a restructuring charge of $508 million was included in non-interest expenses in the consolidated statements of income.

     Significant actions taken in the first nine months of 2003 under this restructuring program include the following:

•	CIBC Retail Markets finalized winding down the bizSmart operations and continued reconfiguration of the branch network and staff reductions in certain businesses.

•	CIBC World Markets reduced staff levels in the U.S., Asian, European and commercial banking businesses.

•	Corporate and Other — Technology & Operations significantly reduced staff levels during this quarter as they continue to align their cost structures with current market conditions in the businesses they support.

The U.S. electronic banking business divested certain operating units, has settled certain contracts, including contracts with major U.S. banking alliances, and continued to reduce staff levels.

     During the quarter, CIBC changed its estimate for restructuring resulting in an $8 million reduction in the original provision. The change in estimate resulted from facts and circumstances occurring subsequent to the original restructuring charge. In particular, vendor and premises costs were less than originally anticipated, as well as improved recovery on assets.

     Approximately 300 positions were eliminated in the quarter and approximately 1,850 positions have been eliminated year-to-date. At program inception, planned employee reductions through restructuring were approximately 2,700 positions.

     The actions under this restructuring program will be substantially completed by the fourth quarter of 2003.

     The status of the restructuring provision is as follows:

RESTRUCTURING PROVISION

		Contract
	Termination	termination
$ millions, for the three months ended July 31, 2003	benefits	costs	Other	Total

Balance at beginning of period	$100	$25	$48	$173
Change in estimate	—	—	(8)	(8)
Cash payments	(24)	(2)	(16)	(42)

Balance at end of period	$76	$23	$24	$123

		Contract
	Termination	termination
$ millions, for the nine months ended July 31, 2003	benefits	costs	Other	Total

Balance at beginning of period	$194	$185	$73	$452
Change in estimate	—	—	(8)	(8)
Cash payments	(118)	(162)	(41)	(321)

Balance at end of period	$76	$23	$24	$123

CIBC Third Quarter 2003

10.	Events of September 11, 2001

CIBC’s New York operations located at One World Financial Center, in close proximity to the World Trade Center, were directly affected by the events of September 11, 2001. Although CIBC is still in negotiations with its insurance carriers as to a final settlement of the insurance claims, CIBC recorded an insurance recovery receivable for the amounts for which it considers recovery is probable. During the quarter, CIBC received payments on account of insurance claims of $54 million and applied them against the receivable. These payments have no impact on CIBC’s income for the quarter. During the first quarter of 2003, a business interruption insurance claim was settled for $20 million, and was recorded in other non-interest income.

     As a result of the events of September 11, 2001, CIBC entered into leases for various temporary mid-town Manhattan premises. In conjunction with the Oppenheimer sale in the first quarter of 2003, CIBC decided to reconfigure these temporary premises, and recognized $40 million as part of the total contract termination costs as described in Note 2.

11.	Income tax

During the quarter, CIBC reached an agreement with the Canada Customs and Revenue Agency resulting in the recognition of a recovery of $689 million in income taxes that were previously recognized as tax expense.

     In addition, CIBC recorded a $232 million income tax expense for a valuation allowance relating to the U.S. future income tax asset. The future income tax asset was reduced to an amount that is more likely than not to be realized, primarily as a result of the acceleration of CIBC’s loan sale program, a reduction in the U.S. investment securities portfolio, and reduced interest income resulting from a prolonged period of lower interest rates.

12.	Earnings per share (EPS)

	For the three months ended			For the nine months ended

	2003	2003	2002	2003	2002
$ millions (except per share amounts)	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Basic EPS
Net income	$788	$320	$193	$1,553	$753
Preferred share dividends and premiums	(54)	(47)	(45)	(145)	(121)

Net income applicable to common shares	$734	$273	$148	$1,408	$632

Weighted-average common shares outstanding (thousands)	360,270	359,506	358,961	359,637	361,057

Per share	$2.04	$0.76	$0.41	$3.91	$1.76

Diluted EPS(1)
Net income applicable to common shares	$734	$273	$148	$1,408	$632

Weighted-average common shares outstanding (thousands)	360,270	359,506	358,961	359,637	361,057

Add: number of incremental shares (thousands)	2,621	1,924	2,413	1,940 (2)	3,186 (2)

Weighted-average diluted common shares outstanding (thousands)	362,891	361,430	361,374	361,577	364,243

Per share	$2.02	$0.76	$0.41	$3.89	$1.75

(1)	The computation of diluted EPS excludes average options outstanding of 3,461,046 with a weighted-average exercise price of $54.19; average options outstanding of 3,921,058 with a weighted-average exercise price of $53.84; and average options outstanding of 4,347,938 with a weighted-average exercise price of $53.94 for the three months ended July 31, 2003, April 30, 2003 and July 31, 2002, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded from the computation are average options outstanding of 578,889 with a weighted-average exercise price of $37.60; average options outstanding of 578,889 with a weighted-average exercise price of $37.60; and average options outstanding of 578,889 with a weighted-average exercise price of $37.60 for the three months ended July 31, 2003, April 30, 2003 and July 31, 2002, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.
(2)	The number of incremental shares is determined by computing a weighted average of the number of incremental shares included in each interim period.

13.	Contingent liabilities and guarantees

Contingent liabilities

CIBC and certain of its affiliates are named as defendants in various Enron-related actions in the U.S. CIBC believes these lawsuits are without merit and intends to defend each of these actions vigorously. CIBC continues to cooperate fully with the regulatory and governmental authorities investigating certain transactions and business relationships with Enron. CIBC reserved $60 million towards these Enron-related matters in the quarter.

Guarantees

During the second quarter of 2003, CIBC adopted the requirements of the CICA AcG 14, “Disclosure of Guarantees,” which requires additional disclosure about a guarantor’s obligation under certain guarantees in the financial statements. AcG 14 defines a guarantee as a contract that contingently requires the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party, (b) failure of another party to perform under an obligating agreement or (c) failure of another third party to pay its indebtedness when due.

CIBC Third Quarter 2003

     Significant guarantees issued by CIBC as defined by AcG 14 to third parties include the following:

Standby and performance letters of credit

Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the customer, and convey similar credit risk characteristics as loans. CIBC may collateralize standby and performance letters of credit by various forms including cash, securities and other assets pledged.

Credit enhancement provided to special purpose entities (SPEs)

Certain credit enhancement facilities require CIBC to guarantee the collection of the scheduled contractual cash flows from individual financial assets held by an SPE. Other credit enhancement features, including cash reserve accounts, cash collateral accounts and subordinated interests, are not considered guarantees as defined by AcG 14.

Securities lending indemnification

As part of CIBC’s custodial business, indemnifications may be provided to security lending customers to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities, and collateral held is insufficient to cover the fair value of those securities.

Market value guarantees

Market value guarantees are issued to offer protection to certain fund unitholders if the market value of the accumulated units at maturity is less than the protected value.

Derivative contracts

Derivative contracts include credit default options and written options on interest rate, foreign exchange, equity, commodity, and other which provide the holder the right to purchase or sell an underlying item for a pre-determined price. All such derivative contracts can potentially be utilized to protect against changes in an underlying, and may meet the definition of a guarantee under AcG 14, depending upon the intent of the option holder. For accounting purposes, CIBC does not track the intent of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee under AcG 14 is unavailable. CIBC generally hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

Other indemnification agreements

In the ordinary course of operations, CIBC enters into contractual arrangements under which CIBC may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants or for claims or losses arising from certain external events as outlined within the particular contract, which may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, CIBC has entered into indemnification agreements with each of its directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred by those directors and officers as a result of their service to CIBC. In most indemnities maximum loss clauses are generally not provided for, and as a result no defined limit of the maximum potential liability exists. CIBC believes that the likelihood of the conditions arising to trigger obligations under these contract arrangements are remote and historically any payments made in respect of these contracts have not been significant. No amounts are reflected within the interim consolidated financial statements at July 31, 2003 related to these indemnifications, representations and warranties.

     Summarized within the table below are guarantees issued and outstanding at July 31, 2003:

Maximum
potential
future
$ millions, as at July 31, 2003	payment

Standby and performance letters of credit	$7,515
Credit enhancement facilities	1,536
Securities lent with indemnification	16,590
Market value guarantees	217
Derivative contracts	See narrative
Other indemnification agreements	See narrative

As many of these contracts will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the contractual amounts are not indicative of future cash requirements or credit risk, and bear no relationship to CIBC’s expected losses from these arrangements. At July 31, 2003, CIBC had a liability of $4,329 million recorded on its interim consolidated balance sheets related to the above noted contracts. The total collateral available relating to these contracts was $23,608 million.

14.	Segmented information

During the first quarter of 2003, CIBC realigned its management structure into three business lines, CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC has included the Amicus operations in Canada with CIBC Retail Markets-other and in view of the decision to close the U.S. electronic banking operations (being wound down), these operations are now reported under Corporate and Other.

     More specifically, during the first quarter of 2003, CIBC realigned the lending products business within CIBC Retail Markets by allocating all revenue, expenses (including loan losses) and balance sheet resources to customer segments included in the three business lines in

CIBC Third Quarter 2003

an effort to better align customer segment revenue with their risk adjusted financial performance. Previously, lending products was a separately disclosed business.

     Segmented financial information for periods prior to the first quarter of 2003 was reclassified to reflect these changes.

     CIBC’s Manufacturer/Customer Segment/Distributor Management Model is used to measure and report the results of operations of the three business lines. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue and expenses relating to certain activities, such as the payments and lending products businesses, included in CIBC Retail Markets, are fully allocated to other business lines.

     CIBC’s business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations, Juniper Financial Corp. (included in CIBC World Markets until October 31, 2002), CIBC Mellon, debentures related to the Oppenheimer sale and other revenue, expense and balance sheet items not directly attributable to the business lines.

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Management	Markets	and Other	Total

Jul. 31, 2003	Net interest income	$995	$153	$202	$132	$1,482
	Non-interest income	419	354	544	67	1,384
	Intersegment revenue(1)	(157)	108	50	(1)	—

	Total revenue	1,257	615	796	198	2,866
	Provision for credit losses	150	5	269	1	425
	Non-interest expenses	734	477	576	165	1,952

	Income (loss) before taxes and non-controlling interests	373	133	(49)	32	489
	Income taxes	126	46	(52)	(420)	(300)
	Non-controlling interests	—	—	—	1	1

	Net income (loss)	$247	$87	$3	$451	$788

	Average assets(2)	$146,397	$29,817	$108,695	$920	$285,829

Apr. 30, 2003	Net interest income	$967	$130	$209	$58	$1,364
	Non-interest income	388	343	558	81	1,370
	Intersegment revenue(1)	(152)	101	51	—	—

	Total revenue	1,203	574	818	139	2,734
	Provision for credit losses	135	4	106	3	248
	Non-interest expenses	859	471	567	148	2,045

	Income (loss) before taxes and non-controlling interests	209	99	145	(12)	441
	Income taxes	50	30	33	9	122
	Non-controlling interests	—	—	(3)	2	(1)

	Net income (loss)	$159	$69	$115	$(23)	$320

	Average assets(2)	$142,772	$30,883	$109,977	$800	$284,432

Jul. 31, 2002	Net interest income	$986	$142	$177	$20	$1,325
	Non-interest income	391	466	293	59	1,209
	Intersegment revenue(1)	(163)	109	55	(1)	—

	Total revenue	1,214	717	525	78	2,534
	Provision for credit losses	106	3	179	2	290
	Non-interest expenses	755	631	487	109	1,982

	Income (loss) before taxes and non-controlling interests	353	83	(141)	(33)	262
	Income taxes	103	24	(68)	(5)	54
	Non-controlling interests	9	—	3	3	15

	Net income (loss)	$241	$59	$(76)	$(31)	$193

	Average assets(2)	$143,889	$34,164	$115,853	$1,069	$294,975

CIBC Third Quarter 2003

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the nine months ended		Markets	Management	Markets	and Other	Total

Jul. 31, 2003	Net interest income	$2,932	$440	$659	$213	$4,244
	Non-interest income	1,199	1,175	1,818	243	4,435
	Intersegment revenue(1)	(467)	312	158	(3)	-

	Total revenue	3,664	1,927	2,635	453	8,679
	Provision for credit losses	423	12	567	10	1,012
	Non-interest expenses	2,301	1,494	1,800	495	6,090

	Income (loss) before taxes and non-controlling interests	940	421	268	(52)	1,577
	Income taxes	281	144	23	(426)	22
	Non-controlling interests	—	—	(2)	4	2

	Net income (loss)	$659	$277	$247	$370	$1,553

	Average assets(2)	$144,673	$31,306	$109,778	$913	$286,670

Jul. 31, 2002	Net interest income	$2,972	$466	$528	$118	$4,084
	Non-interest income	1,078	1,400	1,948	40	4,466
	Intersegment revenue(1)	(471)	315	159	(3)	—

	Total revenue	3,579	2,181	2,635	155	8,550
	Provision for credit losses	349	9	855	7	1,220
	Non-interest expenses	2,214	1,949	1,846	447	6,456

	Income (loss) before taxes and non-controlling interests	1,016	223	(66)	(299)	874
	Income taxes	301	63	(181)	(84)	99
	Non-controlling interests	21	—	(8)	9	22

	Net income (loss)	$694	$160	$123	$(224)	$753

	Average assets(2)	$141,947	$32,355	$115,256	$1,044	$290,602

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(2)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by CIBC’s management. Beginning November 1, 2002, average assets of the U.S. electronic banking operations, Juniper Financial Corp., CIBC Mellon, debentures relating to the Oppenheimer sale and other average assets not directly attributable to specific business lines are not allocated to the business lines.

15.	Future accounting changes

Variable interest entities (VIEs)

In January 2003, the Financial Accounting Standards Board (FASB) in the U.S. issued Interpretation (FIN) 46, “Consolidation of Variable Interest Entities.” FIN 46 provides a framework for identifying VIEs and requires a company to consolidate a VIE if that company absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. In these situations, the company becomes a “primary beneficiary” for that VIE. FIN 46 is effective for any new entities that are created subsequent to January 31, 2003. For entities that were originated prior to February 1, 2003, the provisions of FIN 46 are effective for interim or annual periods beginning on or after June 15, 2003.

     In June 2003, the CICA issued AcG 15, “Consolidation of Variable Interest Entities.” The Guideline is essentially harmonized with FIN 46 and provides guidance for applying the principles of the CICA handbook section 1590, “Subsidiaries,” to certain special-purpose entities. The Guideline will be effective for all annual and interim periods beginning on or after January 1, 2004.

     CIBC is currently evaluating the impact of applying these standards to existing VIEs and has not yet completed its analysis. The following summarizes CIBC’s involvement in different types of VIEs and the preliminary evaluation of the impact of adopting these standards.

Single-seller conduits

CIBC securitizes its own assets and also acts as administrator or financial advisor of single-seller conduits that purchase clients’ financial assets. Based on the preliminary assessment, it is reasonably possible that CIBC will need to consolidate single-seller conduits with incremental assets of approximately $1.9 billion.

Multi-seller conduits

CIBC is a party to, and acts as an administrator of, numerous multi-seller conduits. These conduits provide clients access to liquidity in the commercial paper markets by allowing them to sell assets to the conduits, which then issue commercial paper to investors to fund the purchases. The sellers continue to service the transferred assets and absorb the first losses of the conduits. CIBC provides liquidity backstop lines of credit to the conduits and may provide credit enhancement in the form of letters of credit and other guarantees.

     CIBC is pursuing restructuring alternatives associated with these multi-seller conduits. Unless restructuring is successful, based on the preliminary assessment, it is reasonably possible that CIBC will need to consolidate multi-seller conduits with assets of approximately $29.2 billion.

CIBC Third Quarter 2003

Compensation trusts

Certain of CIBC’s compensation plans are funded through trusts established for these purposes. The funding for awards under these plans are paid into these trusts, which purchase CIBC common shares in the open market. It is reasonably possible that CIBC may be considered to be the primary beneficiary of these trusts and consequently, may need to consolidate. However, such consolidation is not expected to have a significant impact on the consolidated financial statements of CIBC since both the assets (CIBC shares) and liabilities (being the obligation to deliver CIBC shares to the participants) of the trusts are expected to offset each other in the share capital section within the consolidated balance sheets.

Pooled investments

CIBC is the sponsor of several mutual and pooled funds with assets of approximately $52 billion. CIBC earns a fee for acting as the manager/administrator/custodian/trustee/ broker. CIBC does not guarantee either principal or returns to the investors in these funds, except in very limited circumstances (refer to market value guarantees in Note 13). The impact of FIN 46 / AcG 15 on mutual and pooled funds is currently under review.

Other VIEs

CIBC is also involved with other entities, and/or structures such as personal trusts, investment vehicles and venture capital entities that could be deemed VIEs, and therefore would be subject to an assessment of consolidation under the provisions of FIN 46 / AcG 15. Management’s assessment of these other entities is ongoing.

16.	Prior period information

Certain prior period amounts have been reclassified to conform to the presentation in the current period.

CIBC Third Quarter 2003

TO REACH US:

Corporate Secretary: Shareholders may call (416) 980-3096, fax (416) 980-7012, or e-mail: paul.fisher@cibc.com.

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call (416) 980-8306, fax (416) 980-5028, or e-mail: alison.rampersad@cibc.com.

Corporate Communications: Financial, business and trade media may call (416) 980-4523, fax (416) 363-5347, or e-mail: emily.pang@cibc.com.

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at the Investor Relations area of the CIBC website at www.cibc.com.

Earnings Conference Call: CIBC’s third quarter results conference call with analysts and investors will take place on Wednesday, August 20, 2003 at 2:00 p.m. (EDT). The call will be available in English (416-405-9328 in Toronto, or toll-free 1-800-387-6216 throughout the rest of North America) and French (1-800-273-9672).

A telephone replay of the conference call will be available in English and French from approximately 4:30 p.m. (EDT) on August 20, 2003 until midnight September 3, 2003. To access the replay in English, call 1-800-408-3053, passcode 1463898. To access the call in French, call 1-800-408-3053, passcode 1463906.

Webcast: A live webcast of CIBC’s third quarter results conference call will take place on Wednesday, August 20, 2003 at 2:00 p.m. (EDT) in English and French. To access the webcast, visit the Investor Relations area of CIBC’s website at www.cibc.com. An archived version of the webcast will also be available in English and French following the call on www.cibc.com.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com

SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact the Corporate Secretary at (416) 980-3096, or fax (416) 980-7012.

PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
	purchase	reinvestment & stock
Dates purchased	option	dividend options

May 1/03	$47.55
June 2/03	$49.79
July 2/03	$53.88
July 28/03		$55.54

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com